UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

COLONY CREDIT REAL ESTATE, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

19625T 101

(CUSIP Number)

Colony Capital, Inc.

Attention: Ronald M. Sanders, Esq.

515 S. Flower St., 44th Floor

Los Angeles, CA 90071

(310) 282-8820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons COLONY CAPITAL, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 47,999,223(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,999,223(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,999,223(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 36.5%(2)
14	Type of Reporting Person (See Instructions) CO

(1)

This amount includes (i) 44,923,600 shares of the Issuer’s Class A Common Stock, and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)

The calculation of the percentage is based on the sum of (i) 128,538,703 shares of the Issuer’s Class A Common Stock issued and outstanding as of November 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2019, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons COLONY CAPITAL OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 47,999,223(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,999,223(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,999,223(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 36.5%(2)
14	Type of Reporting Person (See Instructions) OO

(1)

This amount includes (i) 44,923,600 shares of the Issuer’s Class A Common Stock, and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)

The calculation of the percentage is based on the sum of (i) 128,538,703 shares of the Issuer’s Class A Common Stock issued and outstanding as of November 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2019, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons NRF HOLDCO, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,537,045(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,537,045(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,537,045(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.7%(2)
14	Type of Reporting Person (See Instructions) OO

(1)

This amount includes (i) 461,422 shares of the Issuer’s Class A Common Stock and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)

The calculation of the percentage is based on the sum of (i) 128,538,703 shares of the Issuer’s Class A Common Stock issued and outstanding as of November 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2019 and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons NRF RED REIT CORP.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,075,623(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,075,623(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,075,623(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.3%(2)
14	Type of Reporting Person (See Instructions) CO

(1)

This amount includes 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.

(2)

The calculation of the percentage is based on the sum of (i) 128,538,703 shares of the Issuer’s Class A Common Stock issued and outstanding as of November 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2019, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons CLNC MANAGER, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 62,734(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 62,734(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,734(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.05%(2)
14	Type of Reporting Person (See Instructions) IA

(1)	This amount includes 62,734 shares of the Issuer’s Class A Common Stock.
(2)

The calculation of the percentage is based on the 128,538,703 shares of the Issuer’s Class A Common Stock issued and outstanding as of November 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2019.

Explanatory Note

This Amendment No. 2 (the “Amendment”) amends the statement on Schedule 13D originally filed by NRF RED REIT Corp. (“RED REIT”), NRF Holdco, LLC (“NRF Holdco”), Colony Capital Operating Company, LLC (“CCOC”), and Colony Capital, Inc. (“Colony Capital”) on December 13, 2018, as amended by Amendment No. 1 to the Schedule 13D filed by RED REIT, NRF Holdco, CCOC, Colony Capital and CLNC Manager, LLC (“Manager”, and collectively with RED REIT, NRF Holdco, CCOC, and Colony Capital, the “Reporting Persons”) on November 7, 2019 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to amend and restate Items 4 and 5, as set forth below. Other than as described herein, there have been no changes in the number of shares of the outstanding Class A Common Stock of the Issuer that may be deemed to be beneficially owned by the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more members of the board of directors of the Issuer and other management members of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions (including M&A opportunities available to the Issuer), assets and liabilities, business and financing alternatives, the composition of the board of directors of the Issuer, the Issuer’s management team and such other matters as the Reporting Persons may deem relevant to its investment in the Shares. The Reporting Persons intend to review their investment in the Shares and the Issuer on a continuing basis and may, from time to time and at any time in the future, depending on various factors, including without limitation, the Issuer’s performance, financial condition, strategic direction and prospects, actions taken by the board of directors of the Issuer, the market for the Shares, other opportunities available to the Reporting Persons, general economic and industry conditions, stock market conditions and other factors, take such actions with respect to the investment in the Shares and the Issuer as they deem appropriate, including without limitation (i) disposing of any or all of the Shares in the open market or in privately-negotiated transactions, (ii) making additional purchases of Shares either in the open market or in privately-negotiated transactions, or (iii) entering into derivative transactions with respect to the Shares.

Colony Capital currently plans to dispose of its management agreement with the Issuer. In connection therewith, the Reporting Persons plan to take any and all such actions as may be necessary or appropriate for Colony Capital to enter into an agreement with the Issuer and/or one or more third parties with respect to a disposition of such management agreement, whether in the form of an internalization of the management of the Issuer (including, but not limited to, the possible internalization set forth in the non-binding letter that Thomas J. Barrack, Jr., the Executive Chairman and Chief Executive Officer of Colony Capital, delivered to the Issuer’s independent directors on November 6, 2019, which was included as Exhibit 99.2 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference), a sale of Colony Capital’s management agreement with the Issuer, or a similar transaction the effect of which is to dispose of Colony Capital’s management agreement with the Issuer. The scope of such transaction is focused on Colony Capital’s management agreement with the Issuer, and not Colony Capital’s private credit investment management platform and associated private credit assets. There can be no assurance that Colony Capital will reach an agreement with the Issuer and/or one or more third parties with respect to any such transaction or that any such transaction will be completed.

In connection with the resignation of Kevin P. Traenkle as the Issuer’s Chief Executive Officer and President, Colony Capital identified an interim Chief Executive Officer and President for the Issuer in accordance with the terms of the management agreement between Colony Capital and the Issuer, which selection was approved by the Issuer’s board of directors. If a disposition transaction (as described above) does not occur, Colony Capital will, consistent with its obligations under the management agreement, identify a permanent chief executive officer and president for the Issuer, subject to approval by the Issuer’s board of directors.

The response to Item 6 is incorporated herein by reference.

Except as set forth in this Item 4 or Item 6, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below.

Reporting Person	Number of Shares Beneficially Owned (1)		Percentage of Outstanding Shares
Colony Capital	47,999,223	(2)	36.5	%(4)
NRF Holdco	3,537,045	(3)	2.7	%(4)
RED REIT	3,075,623	(3)	2.3	%(4)
CCOC	47,999,223	(2)	36.5	%(4)
Manager	62,734		0.05	%(5)

(1)

The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

(2)

Pursuant to Rule 13d-3(d) under the Act, this amount includes (i) 461,422 Shares held by NRF Holdco, (ii) 44,399,444 Shares held by CCOC, (iii) 62,734 Shares held by Manager, and (iv) 3,075,623 Shares issuable upon the redemption of 3,075,623 OP Units held by RED REIT.

(3)	Pursuant to Rule 13d-3(d) under the Act, this amount includes 3,075,623 Shares issuable upon the redemption of 3,075,623 OP Units held by RED REIT.
(4)

The calculation of the percentage is based on the sum of (i) 128,538,703 shares of the Issuer’s Class A Common Stock issued and outstanding as of November 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2019, and (ii) the Shares issuable upon the redemption of OP Units beneficially owned by the Reporting Person, which have been added to the total Shares outstanding amount in accordance with Rule 13d-3(d)(1)(i) under the Act.

(5)

The calculation of the percentage is based on 128,538,703 shares of the Issuer’s Class A Common Stock issued and outstanding as of November 7, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2019.

(c) Since the date of the filing of Amendment No. 1 to the Schedule 13D, 11,671 restricted Shares previously granted to the Manager by the Issuer under its equity incentive plan, and further granted by the Manager to certain of its employees and affiliates providing services for the benefit of Manager and the Issuer, were forfeited by certain recipients of such grants and returned to the Manager. There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any Reporting Person.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 27, 2020	CLNC MANAGER, LLC

	By:	/s/ Mark M. Hedstrom
		Name:	Mark M. Hedstrom
		Title:	Vice President

NRF RED REIT CORP.

	By:	/s/ Mark M. Hedstrom
		Name:	Mark M. Hedstrom
		Title:	Vice President

NRF HOLDCO, LLC

	By:	/s/ Mark M. Hedstrom
		Name:	Mark M. Hedstrom
		Title:	Vice President

COLONY CAPITAL OPERATING COMPANY, LLC

	By:	/s/ Mark M. Hedstrom
		Name:	Mark M. Hedstrom
		Title:	Vice President

COLONY CAPITAL, INC.

	By:	/s/ Mark M. Hedstrom
		Name:	Mark M. Hedstrom
		Title:	Executive Vice President, Chief Financial Officer and Chief Operating Officer